SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)

                               (Amendment No. 3)*

                               MedSolutions, Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58504N108
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Tate Investments, LLC
                              Attn: Joseph P. Tate
                               3252 N. Lake Drive
                               Milwaukee, WI 53211
                                 (414) 962-6960
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2007
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 58504N108                  13D                       Page 2 of 7 Pages
--------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Tate Investments, LLC, ###-##-####
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)
                (b)
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                WC
--------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Wisconsin
--------------- ----------------------------------------------------------------

            NUMBER OF                   7    SOLE VOTING POWER
                                             3,944,880
              SHARES
                                  ---------- -----------------------------------
           BENEFICIALLY
                                      8      SHARED VOTING POWER
             OWNED BY                        0
                                  ---------- -----------------------------------
               EACH
                                             SOLE DISPOSITIVE POWER
            REPORTING                 9      3,944,880
                                  ---------- -----------------------------------
           PERSON WITH
                                     10      SHARED DISPOSITIVE POWER
                                             0
 -------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,944,880
---------------- ---------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      12        CERTAIN SHARES*
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                15.2%
--------------- ----------------------------------------------------------------
                TYPE OF REPORTING PERSON*
      14
                               OO
--------------- ----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of MedSolutions, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

Item 2. Identity and Background.

(a) This statement on Schedule 13D is being filed by Tate Investments, LLC, a Wisconsin limited liability company ("Tate Investments");

(b) The address of Tate Investments' principal business and principal office is 3252 N. Lake Drive, Milwaukee, WI 53211;

(c)  The principal business of Tate Investments is investing;

(d)  Tate Investments has not, during the past five years, been convicted in any
     criminal    proceeding    (excluding   traffic   violations   and   similar
     misdemeanors);

(e) Tate Investments has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;


(f)  Tate Investments is a Wisconsin limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

     As of March 30, 2007, Tate Investments has acquired beneficial ownership of 3,944,880 shares (the "Shares") of Common Stock pursuant to the terms of an Investment Agreement entered into between Tate Investments and the Company on July 15, 2005 and a Convertible Secured Promissory Note issued by the Company to Tate Investments on March 15, 2006 (the "2006 Note").

     Pursuant to the terms of the Investment Agreement and a subscription agreement entered into by the Company and Tate Investments in connection therewith (the "Subscription Agreement"), Tate Investments purchased 461,539 shares of Common Stock from the Company on July 15, 2005 for an aggregate purchase price of $300,000. Pursuant to the terms of the Investment Agreement and the Subscription Agreement, Tate Investments purchased an additional 288,462 shares of Common Stock on August 29, 2005 for an aggregate purchase price of $187,500, an additional 350,000 shares of Common Stock on September 29, 2005 for an aggregate purchase price of $227,500, and an additional 438,462 shares of Common Stock on November 29, 2005 for an aggregate purchase price of $285,000.

     Also  pursuant to the terms of the  Investment  Agreement  and a promissory note issued by the Company in connection therewith (the "Note," and collectively with the 2006 Note, the "Notes"), the Company borrowed $300,000 from Tate Investments on July 15, 2005. Pursuant to the terms of the Investment Agreement and the Note, the Company borrowed an additional $187,500 from Tate Investments on August 29, 2005, an additional $227,500 from Tate Investments on September 29, 2005, and an additional $310,000 from Tate Investments on November 29, 2005.

The outstanding principal amount of the Note and any accrued but unpaid interest thereon were convertible at Tate Investments' option into shares of Common Stock at the initial conversion price of $0.55 per share, subject to certain anti-dilution protections as set forth in the Investment Agreement.

     On March 15, 2006, the Company borrowed $500,000 from Tate Investments pursuant to the terms of a Loan Agreement and the 2006 Note. The outstanding principal amount of the 2006 Note and any accrued but unpaid interest thereon were convertible at Tate Investments' option into shares of Common Stock at the conversion price of $0.85 per share on or before March 31, 2007, $1.00 per share after March 31, 2007 and on or before March 31, 2008, and $1.15 per share after March 31, 2008 and on or before March 31, 2009, each such conversion price subject to certain anti-dilution protections as set forth in the 2006 Note.

     On March 1, 2007, the Company provided written notice to Tate Investments that the Company intended to prepay in full on April 2, 2007 all outstanding principal and interest owed by the Company to Tate Investments pursuant to the Notes.

     On March 30, 2007, Tate Investments provided written notice to the Company in accordance with the terms of the Notes, the Loan Agreement and the Investment Agreement that, effective as of such date, Tate Investments had elected in lieu of receiving prepayment on the Notes to convert all of the principal outstanding under the Notes into shares of Common Stock. As of March 30, 2007, (1) the aggregate outstanding principal and accrued but unpaid interest amount of the Note was $1,000,000, which amount was converted into 1,818,182 shares of Common Stock at a conversion price of $0.55 per share, and (2) the aggregate outstanding principal and accrued but unpaid interest amount of the 2006 Note was $500,000, which amount was converted into 588,235 shares of Common Stock at a conversion price of $0.85 per share.

     The source of funds for Tate Investments' purchases of Common Stock pursuant to the Subscription Agreement and loans to the Company pursuant to the Notes was working capital of Tate Investments as funded by Tate Investments' owner. Other than as set forth in the preceding sentence, Tate Investments has not borrowed or otherwise obtained any funds for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

     Tate Investments acquired the Shares for investment purposes. Pursuant to the terms of the Investment Agreement, the Company, Tate Investments and certain shareholders of the Company entered into an Investor's Rights Agreement (the "Rights Agreement") pursuant to which the Company has granted demand registration rights to Tate Investments with respect to any shares of Common Stock obtained pursuant to the Note or the Subscription Agreement, and such shareholders have granted rights of co-sale to Tate Investments.

     The Rights Agreement grants Tate Investments the right to designate one nominee for election to the Company's Board of Directors, or two nominees in the event that Mr. Joseph Tate, the owner of Tate Investments, is designated as a nominee by Tate Investments. Tate Investments has designated one nominee pursuant to the Rights Agreement who currently serves as a director of the Company. The Company's board of directors considers from time to time acquisition candidates to further expand the Company's business.

     Pursuant to the terms of the Rights Agreement, the Company may not, prior to the registration of the Common Stock owned by Tate Investments with the

Securities and Exchange Commission (the "SEC"), increase the size of its Board of Directors to more than five members unless Tate Investments also designates Mr. Joseph P. Tate as a nominee, in which event the Board of Directors may have no more than seven members. Certain shareholders of the Company who are party to the Rights Agreement have agreed to vote their shares of Common Stock in favor of the election of the Investor's nominee(s). Tate Investments' right to designate nominees to the Company's Board of Directors continues until such time as: (i) Tate Investments effectuates, in one or a series of transactions, a transfer of shares of Common Stock whereby the number of shares of Common Stock owned by Tate Investments after such transfer is less than 75% of the number of shares of Common Stock owned by Tate Investments before the transfer, at which such time Tate Investments' right to designate nominees to the Company's Board of Directors will be reduced to the right to designate one nominee to the Company's Board of Directors; (ii) Tate Investments effectuates, in one or a series of transactions, a transfer of shares of Common Stock whereby the number of shares of Common Stock owned by Tate Investments after the transfer is less than 50% of the number of shares of Common Stock owned by Tate Investments prior to the transfer, at which such time Tate Investments' right to designate nominees to the Company's Board of Directors will terminate; or (iii) the Common Stock owned by Tate Investments has been registered with the SEC.

     Pursuant to the terms of the Investment Agreement, the Company is prohibited from paying any dividend on any of the Company's equity securities or making any distribution to any of the Company's shareholders, whether in cash or in-kind, until the date the Common Stock owned by Tate Investments is registered with the SEC; provided, however, that the foregoing restriction does not apply to the 10% dividend payable on the Company's Series A Preferred Stock. The Investment Agreement also provides that the Company is prohibited from selling all or a substantial portion of its or its subsidiaries' assets or merging or entering into any combination or consolidation with another person or entity in which the Company is not the surviving entity, until the later of the date the Company has satisfied all of its obligations under the Notes or the date the Common Stock owned by Tate Investments is registered with the SEC.

     Other than as set forth in the preceding paragraphs, Tate Investments does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.


(a) As of the date hereof, Tate Investments beneficially owns 3,944,880 shares of the Company's Common Stock. The 3,944,880 shares beneficially owned by Tate Investments represent 15.2% of the 25,983,869 shares of Common Stock that the Company had outstanding as of March 31, 2007, as reported in its Form 10-KSB to be filed on April 16, 2007.

(b)  Number of shares as to which Tate Investments has:

     sole power to vote or direct the vote:                     3,944,880
     shared power to vote or direct the vote:                           0
     sole power to dispose or direct the disposition:           3,944,880
     shared power to dispose or direct the disposition:                 0

(c) The description contained in Item 3 above of the conversion of the aggregate outstanding principal and accrued but unpaid interest on the Notes into shares of Common Stock is incorporated by reference into this
     Item 5(c);

(d)  Not applicable;

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as pursuant to the Investment Agreement, the Notes, the Subscription Agreement and the Rights Agreement, each as described in Items 3 and 4 above, Tate Investments has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be filed as Exhibits.

     The Investment Agreement, and the forms of the Note, the Subscription Agreement and the Rights Agreement, each of which are included as exhibits to the Investment Agreement, as filed by the Company with the SEC on July 20, 2005 as Exhibit 10.1 to the Company's Current Report on Form 8-K, are incorporated herein by reference. The Loan Agreement and the 2006 Note, which were previously filed as Exhibits 10.44 and 10.45, respectively, to the Company's Form 10-KSB filed on April 17, 2006, are also incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                           TATE INVESTMENTS, LLC

Date: April 18, 2007                       By: Tate Revocable Trust, sole member


                                           By: /s/ Joseph P. Tate
                                                   Joseph P. Tate, Trustee